CERTIFIED RESOLUTIONS
of
Atlas Financial Holdings, Inc.
(the “Company”)

Codan Trust Company (Cayman) Limited, Registered Office of the Company, certifies that the following is a true extract of the minutes of a meeting of the Members of the Company dated 7 December 2012 and that such resolutions are still in force and effect as at the date hereof.

Special resolution to effect a share consolidation:
”RESOLVED AS A SPECIAL RESOLUTION TO effect a share consolidation of the Company's ordinary shares and restricted voting common shares at a ratio of one-for-three such that the number of the Company's ordinary shares and restricted shares is decreased and the par value of each ordinary share and restricted share is increased by that ratio, such special resolution to become effective upon the Company's receipt of a written letter from an underwriter or underwriters indicating that such underwriter or underwriters are ready, willing and able to proceed with an offering by the Company that enables the Company to meet all of the Nasdaq listing requirements.”

Special Resolution for approval of an amendment to the Articles of Association to reflect the share consolidation:
“RESOLVED AS A SPECIAL RESOLUTION THAT upon the foregoing special resolution becoming effective, Article 6 of the Company's Memorandum of Association shall be amended to read as follows:

“The capital of the Company is US$1,000,000 divided into 266,666,667 ordinary shares of par value US$0.003 each, 100,000,000 preferred shares of par value US$0.001 each, and 33,333,333 restricted voting common shares of par value US$0.003 each provided always that subject to the Law and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights of to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.”

Dated this 21st day of January 2013

By:     _________________________
Codan Trust Company (Cayman) Limited
Registered Office